SECURITIES AND EXCHANGE COMMISSION

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RECD S.E.C.

JUN 17 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Empire Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2170 W. State Road 434, Suite 100

(No. and Street)

Longwood	Florida	32779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Gagne 407-774-1300

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Gates & Co.

(Name — *if individual, state last, first, middle name*)

2419 E. Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 22 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Kevin Gagne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Financial Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VENIA URENA
MY COMMISSION # DD 145491
EXPIRES: August 27, 2006
Bonded Thru Notary Public Underwriters

3/26/04
Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2004
WASH, D.C. 155 SECTION

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

TABLE OF CONTENTS

Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors
Empire Financial Group, Inc.

We have audited the accompanying statement of financial condition of Empire Financial Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Financial Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly represented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Gates + Co.

February 27, 2004

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone: (954) 202-9902 Facsimile: (954) 202-9903

EMPIRE FINANCIAL GROUP, INC.

(WHOLLY-OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	252,668
Commissions and other receivables from clearing organizations		637,279
Deposits at clearing organizations		304,468
Due from employees and officers		14,375
Property and equipment, net		15,678
Other assets		174,858
Customer list		145,393
Due from Parent and affiliated company		578,185
	$	2,122,904

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to clearing organizations	$	78,844
Accounts payable		214,772
Accrued expenses		587,248
Total liabilities		880,864
Stockholder's equity:		
Voting common stock, par value $10.00 per share; 1,000 shares authorized, issued and outstanding		10,000
Non-voting common stock, par value $.001 per share; 500,000 shares authorized, 200,000 shares issued and outstanding		200
Additional paid-in capital		3,478,858
Accumulated deficit		(2,247,018)
Total stockholder's equity		1,242,040
	$	2,122,904

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions and fees	$ 15,336,038
Equities market-making trading, net	1,064,478
Fees from affilated company	696,790
Interest and dividends	180,291
Order flow	7,376
Other	3,415
	17,288,388
Expenses:	
Employee compensation and benefits	2,865,351
Clearing and execution costs	12,980,821
Order flow payments	119,313
Communications and data processing	175,298
Interest	2,714
Advertising	87,420
General and administrative	1,290,038
	17,520,955
Net loss	$ (232,567)

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Voting Common stock		Non-voting Common stock		Additional Paid-in	Accumulated	Total stockholder's
	Shares	Amount	Shares	Amount	Capital	deficit	equity
Balance, January 1, 2003	1,000	$ 10,000	200,000	$ 200	$ 3,163,858	$(2,014,451)	$ 1,159,607
Capital contribution by stockholders	-	-	-	-	200,000	-	200,000
Reversal of accrued distribution to S corporation stockholders	-	-	-	-	115,000	-	115,000
Net loss	-	-	-	-	-	(232,567)	(232,567)
Balance, December 31, 2003	1,000	$ 10,000	200,000	$ 200	$ 3,478,858	$(2,247,018)	$ 1,242,040

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net loss	$ (232,567)
Adjustments to reconcile net loss to net	
cash provided from operating activities:	
Depreciation	21,184
Amortization	185,997
(Increase) decrease in operating assets:	
Commissions and other receivables from clearing organizations	(206,075)
Other receivables	11,419
Deposits at clearing organizations	67,520
Due from employees and officers	33,315
Prepaid taxes	351,000
Other assets	16,661
Due from parent and affiliated companies	(444,502)
Increase (decrease) in operating liabilities:	
Accounts payable	(26,432)
Accrued expenses	(231,081)
Deferred revenue	(519,237)
Total cash used by operating activities	(972,798)
Cash flows from investing activities:	
Purchase of equipment	(7,052)
Total cash used by investing activities	$ (7,052)
Cash flows from investing activities:	
Capital contributed by stockholders	$ 200,000
Total cash provided by financing activities	200,000

Continued

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003 (continued)

Net decrease in cash	(779,850)
Cash and cash equivalents, beginning of year	1,032,518
Cash and cash equivalents, end of year	$ 252,668
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 2,714
Supplemental disclosure of non-cash investing and financing activities:	
Reversal of accrued distribution to S corporation stockholders	$ 115,000

The accompanying notes are an integral part of these financial statements

1. BUSINESS

Empire Financial Group, Inc. (the "Company"), incorporated in Florida on August 20, 1990, is a wholly owned subsidiary of Empire Financial Holding Company (the "Parent"). The Company is a securities broker dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. All securities transactions are cleared through clearing broker dealers on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Property and equipment – Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment are provided utilizing the straight-line method over the estimated useful lives of the related assets.

Customer lists - Purchased customer lists are amortized over the estimated useful lives of the customers. A significant portion of the customers are amortized over thirty-nine (39) months. Periodically, management tests the customer lists to determine the viability. If sufficient revenues are not produced, an impairment is recognized.

Impairment of long-lived assets - The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards Board No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such assets relate. SFAS 144 excludes goodwill and intangible assets. When an asset exceeds its expected cash flows, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted the statement for the year ending December 31, 2002. No impairments were recognized during the year ended December 31, 2003.

Securities transactions – Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Advertising – Advertising costs are expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company is included in the consolidated federal income tax filed by the Parent. Federal and state income taxes are allocated as if the Company filed on a separate return basis.

The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized.

Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities allocated to the Company from the Parent.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Fair value of financial instruments – The financial instruments of the Company are reported in the accompanying consolidated statement of financial condition at their carrying values, which approximate their fair value due to their short-term nature.

3. RECEIVABLES FROM AND PAYABLE TO BROKER DEALERS AND CLEARING ORGANIZATIONS

Commissions and other receivables from clearing organizations and payable to broker dealers and clearing organizations at December 31, 2003 consisted of the following:

	Receivable	Payable
Settlement receivable	$ 185,022	$ -
Receivable from clearing organizations	452,257	-
Payable to clearing organizations	-	78,844
	$ 637,279	$ 78,844

4. DEPOSITS AT CLEARING ORGANIZATIONS

The Company has clearing agreements with two clearing brokers. Under these agreements, the clearing brokers provide the Company execution and clearing services on a fully disclosed basis. The Company was required to maintain total deposits of $304,468 at December 31, 2003 with the two clearing brokers.

5. PROPERTY AND EQUIPMENT

At December 31, 2003, property and equipment consisted of the following:

		Estimated useful lives
Equipment	$ 66,450	5-7 years
Computers	55,331	5 years
Furniture and fixtures	10,194	7 years
	131,975	
Less accumulated depreciation	(116,297)	
	$ 15,678	

Depreciation expense charged to income was $21,184 in 2003.

6. CUSTOMER LISTS

At December 31, 2003, customer lists consisted of the following:

Customer lists at cost	$ 1,355,257
Less accumulated amortization	(1,209,864)
	$ 145,393

Amortization for the year ending December 31, 2003 was $185,997. Estimated amortization for the year ending December 31, 2004 is $145,393.

7. STOCKHOLDER'S EQUITY

At December 31, 2002, while the Company was an S corporation, it accrued $115,000 for estimated payments to the stockholders of the Company for income taxes for 2002. In 2003, the Company reversed this accrual. During 2003, the Parent made a capital contribution to the Company in the amount of $200,000.

8. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2003, the Company incurred approximately $605,000 in clearing charges for services provided by a former, related company, Advantage Trading Group, Inc. ("Advantage") and recorded approximately $4,600 in order flow rebates from Advantage.

Pursuant to a management agreement, the Company paid management fees to the Parent in the amount of $76,485 and received management fees from a subsidiary of the Parent, Empire Investments Advisors, Inc. ("Advisors"), in the amount of $696,790. The agreement does not specify the services to be provided or the nature and amount of the fees to be paid.

At December 31, 2003, due from Parent and affiliated company consisted of receivables for reimbursement of operating expenses of $530,578 from the Parent and $47,607 from Advisors.

Through November 5, 2003, the Company leased its office space from a corporation owned by the then two controlling officers of the Parent; after November 5, 2003, the leasing corporation was no longer owned by officers of the Parent. During the year ended December 31, 2003, the Company recorded $138,531 as rental expense.

9. COMMITMENTS AND CONTINGENCIES

The Company is a defendant or co-defendant in arbitration matters incidental to its retail brokerage services business. The Company is contesting the allegations of the complaints in these cases. In view of the number and diversity of claims against the Company, the number of jurisdictions in which such matters are pending and the inherent difficulty of predicting the outcome of the claims, management cannot state with certainty the eventual outcome of these matters. In the opinion of management, based on discussions with legal counsel, the outcome of the matters will not result in a material adverse affect on the financial position or results of operations of the Company.

10. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $313,552, which was $63,552 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 2.80 to 1. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

11. OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the Clearing Brokers on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Brokers may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the Clearing Brokers of affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholder's equity qualified for net capital		$ 1,242,040
Deductions:		
Non-allowable assets:		
Due from parent and affiliated company	$ 578,185	
Property and equipment	15,678	
Other	334,625	
Total non-allowable assets		928,488
Net capital before haircuts on securities positions		313,552
Haircuts		-
Net capital		313,552
Calculation of minimum net capital requirement:		
6 2/3% of aggregate indebtedness	58,724	
Minimum dollar net capital requirement of reporting broker	250,000	
Net capital requirement (greater of two minimum requirement amounts)		250,000
Net capital in excess of required minimum		$ 63,552
Excess net capital at 1000%		$ 225,466
Ratio of aggregate indebtedness to net capital		2.80 to 1

RECONCILIATION:

Net capital, of the December 31, 2003 unaudited Focus Report	$ 329,250
Net audit adjustments	(15,698)
Net capital, per December 31, 2003 audited report, as filed	$ 313,552

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION
RULE 15c-3-3
AS OF DECEMBER 31, 2003

Empire Financial Group, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Empire Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Empire Financial Group, Inc. a wholly owned subsidiary of Empire Financial Holding Company, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone: (954) 202-9902 Facsimile: (954) 202-9903

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be or should not be used by anyone other than these specified parties.

Sweeney, Gates & Co.

Fort Lauderdale, Florida
February 27, 2004